SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. --)*

                          PRETORIA RESOURCES TWO, INC.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                 --------------
                                 (CUSIP Number)

                                William P. Ruffa
                              110 East 59th Street
                               New York, NY 10022
                                  212-355-0606
                                  ------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 24, 2008
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

--------------------------------------------------------------------------------
(1)   Names of reporting persons:

      Allison Carroll
--------------------------------------------------------------------------------
(2)   Check the appropriate box if a member of a group:
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC use only:


--------------------------------------------------------------------------------
(4)   Source of funds:

      PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or place of organization:

      Reporting Person is a citizen of the United States.
--------------------------------------------------------------------------------
Number of shares        (7)   Sole Voting Power:
beneficially owned
by each reporting             1,000,000
person with             --------------------------------------------------------
                        (8)   Shared Voting Power:

                              -0-
                        --------------------------------------------------------
                        (9)   Sole Dispositive Power:

                              1,000,000
                        --------------------------------------------------------
                        (10)  Shared Dispositive Power:

                              -0-
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,000,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

      100%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      The title of the class of equity securities to which this statement relates to is shares of common stock, $0.0001 par value, of Pretoria Resources Two, Inc. (the "Issuer"). The principal offices of the Issuer are located at 4392 Enchantment Cove Lane, Charlotte, North Carolina 28216.

Item 2. Identity and Background

      (a) Name: Allison Carroll.

      (b) Residence or business address of the Reporting Person: 4392 Enchantment Cove Lane, Charlotte, North Carolina 28216.

      (c) Reporting Person owns and operates her own business and is the sole director, officer and stockholder of the Issuer.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

      (f) Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person acquired the 1,000,000 shares of the Issuer's common stock covered by this schedule directly from the Issuer for investment purposes only at a price equal to the par value per share, $.0001, for an aggregate purchase price of $100.00. The Reporting Person utilized personal funds in connection with the purchase of the shares.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Shares to gain control of the Issuer, as reported in a Form 8-K filed with the Securities and Exchange Commission on December 24, 2008, upon the resignation of the Issuer's directors and the return by them of all outstanding shares of common stock to the treasury of the Issuer. The Reporting Person was advised that the former stockholders and management of the Issuer were disinclined to continue allocating the financial resources and dedicate the time required to permit the Company to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended.

      The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. However, the Reporting Person, as a director of the Issuer, may in the future take actions in her fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13D. The Reporting Person may at any time review or reconsider her position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person beneficially owns 1,000,000 shares of the Issuer's common stock, which represents 100% of the Issuer's class of common stock.

      (b) The Reporting Person may be deemed to hold sole voting and dispositive power over the 1,000,000 shares of common stock of the Issuer as issued.

      (c) None.

      (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,000,000 shares of common stock reported in Item 5(a).

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Not applicable.

Item 7. Material to be Filed as Exhibits.

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 7, 2009                         /s/ Allison Carroll
                                        -----------------------------------
                                        Allison Carroll